UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM N-CR

CURRENT REPORT

MONEY MARKET FUND MATERIAL EVENTS

Part A: General information

Item A.1 – Report for: October 11, 2016

Item A.2 – CIK Number of registrant: 0000916620

Item A.3 – EDGAR Series Identifier: S000001262

Item A.4 – Securities Act File Number: 33-73404

Item A.5 – Provide the name, e-mail address, and telephone number of the person authorized to receive information and respond to questions about this Form N-CR.

Craig R. Carberry, crc4@ntrs.com, 312-557-2996

Part B: Default or event of insolvency of portfolio security issuer

Not Applicable

Part C: Provision of financial support to fund

Item C.1 – Description of nature of support.

Capital contribution made in connection with the liquidation and termination of California Municipal Money Market Fund (the “Fund”) on October 7, 2016.

Item C.2 – Person providing support.

Northern Trust Corporation

Item C.3 – Brief description of relationship between the person providing support and the fund:

Northern Trust Corporation is the parent company of Northern Trust Investments, Inc., the investment adviser to the Fund.

Item C.4 – Date support provided.

October 7, 2016

Item C.5 – Amount of support.

$47,200

Item C.6 – Security supported (if applicable). Disclose the name of the issuer, the title of the issue (including coupon or yield, if applicable) and at least two identifiers, if available (e.g., CUSIP, ISIN, CIK, LEI).

Not Applicable

Item C.7 – Value of security supported on date support was initiated (if applicable).

Not Applicable

Item C.8 – Brief description of reason for support.

Northern Trust Corporation made a capital contribution to the Fund in connection with the liquidation and termination of the Fund. The amount of the capital contribution is equal to the difference between the value of the Fund’s net assets and the number of the Fund’s shares outstanding at a net asset value of a $1.00 per share.

Item C.9 – Term of support.

The support is a one-time capital contribution.

Item C.10 – Brief description of any contractual restrictions relating to support.

Not Applicable

Part D: Deviation between current net asset value per share and intended stable price per share

Not Applicable

Part E: Imposition of liquidity fee

Not Applicable

Part F: Suspension of fund redemptions

Not Applicable

Part G: Removal of liquidity fees and/or resumption of fund redemptions

Not Applicable

Part H: Optional disclosure

None

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Northern Funds

Date:	October 11, 2016

By:	/s/ Lloyd A. Wennlund
Lloyd A. Wennlund
President